BlackRock Funds (the "Registrant"):  BlackRock Small Cap
Growth Equity Portfolio (the "Fund")

77D(g)
Policies with respect to security investments
Attached please find as an exhibit to Sub-Item 77D(g) of Form
N-SAR, a copy of the proposal to amend the Fund's investment objective, strategies and process approved by the Fund's Board of Trustees on February 21, 2013


BlackRock Funds: BlackRock Small Cap Growth Equity
Portfolio (the "Fund")
77D(g)
Policies with respect to security investments

On February 21, 2013, the Board of Trustees of BlackRock
Funds (the "Trust") approved a proposal to amend the Fund's investment objective, strategies and process.
Investment Objective, Strategies and Process
The Fund's investment objective will be to seek long-term capital growth. Under normal circumstances, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of small cap companies and at least 80% of its net assets
(plus any borrowings for investment purposes) in securities or instruments of issuers located in the United States. Equity securities consist primarily of common stock, preferred stock, securities convertible into common stock and securities or other instruments whose price is linked to the value of common stock, such as derivatives. The Fund seeks to buy primarily common stock but also can invest in preferred stock, convertible securities and other equity securities. The Fund management team focuses on small capitalization companies that Fund management believes have above average prospects for earnings growth. Although a universal definition of small-capitalization companies does not exist, the Fund generally defines these companies as those with market capitalizations, at the time of the Fund's investment, comparable in size to the companies in the Russell 2000(r) Index (between approximately $101 million and $2.6 billion as of June 30, 2012) or the S&P
SmallCap 600(r) Index (between $39 million and $3.3 billion as of June 30, 2012). The market capitalizations of companies in each index change with market conditions and the composition of the index. The Fund will not sell a company's securities solely because that company's market capitalization rises above the Fund's definition of small cap company. A company's market capitalization may go up or down due to market fluctuations. In the future, the Fund may define small-capitalization companies using a different index or classification system.
From time to time the Fund may invest in shares of companies through "new issues" or initial public offerings ("IPOs").
The Fund may use derivatives, including options, warrants, futures, indexed securities, inverse securities, swaps and forward contracts both to seek to increase the return of the Fund and to hedge (or protect) the value of its assets against adverse movements in currency exchange rates, interest rates and movements in the securities markets. In order to manage cash flows into or out of the Fund effectively, the Fund may buy and sell financial futures contracts or options on such contracts. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the Russell 2000(r) Index. The use of options, futures, indexed securities, inverse securities, swaps and forward contracts can be effective in protecting or enhancing the value of the Fund's assets.
As additional "other" strategies, the Fund may invest in debt securities, indexed and inverse securities and real estate investment trusts ("REITs"). The Fund may enter into repurchase agreements or purchase and sale contracts. The Fund may also lend securities with a value up to 33 1/3% of its total assets to financial institutions that provide cash or securities issued or guaranteed by the U.S. Government as collateral. In addition, the Fund may invest in foreign securities and the current 10% limit on such investments is hereby removed.
The Fund will seek to pursue its investment objective by investing in small cap growth securities in a disciplined manner using proprietary return forecast models. These forecast models are designed to identify aspects of mispricing across stocks, which the Fund can seek to capture by over- and under-weighting particular equities while seeking to control incremental risk.
The Fund has no stated minimum holding period for investments and may buy or sell securities whenever Fund management sees an appropriate opportunity. The Fund may engage in active and frequent trading of investments.